FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TABLE OF CONTENTS

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Bing Zhu
Name:	Bing Zhu
Title:	Chief Financial Officer

Date: March 16, 2010

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES FOURTH QUARTER AND FULL YEAR 2009 UNAUDITED FINANCIAL RESULTS AND ISSUANCE OF DIVIDEND

SHANGHAI, March 10, 2010 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the fourth quarter and full fiscal year ended December 31, 2009, and guidance for the first quarter of 2010. Upon careful review of the Company’s financial and operating prospects in 2010, management has decided and the board of directors has approved the issuance of a dividend of $0.003 per ordinary share ($0.18 per ADS2) payable on April 21, 2010 to shareholders of record as of March 31, 2010.

Fourth Quarter 2009 Financial Highlights3

•	Total sales were RMB 177.1 million (US$25.9 million), a decrease of 36.4% from the fourth quarter of 2008 and a decrease of 16.2% from the third quarter of 2009.

•	Gross profit was RMB 63.0 million (US$9.2 million), a decrease of 46.7% from the fourth quarter of 2008 and a decrease of 29.5% from the third quarter of 2009.

•	Income from operations was RMB 28.6 million (US$4.2 million), a decrease of 66.6% from the fourth quarter of 2008 and a decrease of 53.8% from the third quarter of 2009.

•

Net income attributable to Chemspec International Limited shareholders was RMB 34.8 million (US$5.1 million), a decrease of 50.5 % from the fourth quarter of 2008 and a decrease of 33.5% from the third quarter of 2009.

•	Basic and diluted earnings per ADS[2] were RMB 0.96 (US$0.14), as compared to RMB 2.34 in the fourth quarter of 2008 and RMB1.44 in the third quarter of 2009.

Full Year 2009 Financial Highlights3

•	Total sales were RMB 820.3 million (US$120.2 million), a decrease of 13.0% from the preceding year.

•	Gross profit was RMB 324.7 million (US$47.6 million), a decrease of 17.6% from the prior year.

•	Income from operations was RMB 207.5 million (US$30.4 million), a decrease of 29.6% from the prior year.

•

Net income attributable to Chemspec International Limited shareholders was RMB 172.4 million (US$25.3 million), a decrease of 44.8 % from the prior year. Excluding the non-recurring income tax refund of RMB 58.8 million received in 2008, the net income attributable to Chemspec International Limited shareholders for fiscal year 2009 would have a decrease of 32.0% from the prior year.

•	Basic and diluted earnings per ADS were RMB 5.18 (US$0.76), compared to RMB 10.41 and RMB 10.40 from the prior year.

[1]

Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (US$) solely for the convenience of the reader. The conversion of RMB into US$ in this release is based on the Federal Reserve Board certified exchange rate on December 31st, 2009, which was RMB 6.8259 to US$1.00. The percentages stated are calculated based on RMB.

[2]	1 ADS=60 ordinary shares
[3]	2008 financial data have been adjusted. Please refer to detail disclosure in section below “Adjustment to Financial Statements to Reflect Acquisition of Jiangsu Kangpeng Nong Hua Limited”

Year 2009 Business Highlights

Over the past year, the Company:

•

Faced one of the most challenging years in its 13 year history, mainly due to the global financial crisis and economic recession, the Company’s sales were largely impacted in the first quarter of 2009 by sharply reduced demand in the electronics chemical market and in the third and fourth quarter of 2009 by the unfavorable demand change in the global agrochemical market. The Company’s chemical products for the pharmaceutical market remained stable with some healthy growth.

•	Successfully listed on the NYSE, raising RMB 389.0 million that helps the Company establish a strong corporate image for new business development and a capital market platform for future growth.

•	Recruited highly experienced industry experts across all business segments in order to build a stronger management team.

•

Spent a record RMB 343 million in capital expenditures during the year to expand the Company’s R&D and production facilities and reduce bottlenecks that have impeded growth, at times, in the past. Total reactor volume increased from 1.1 million liters at the end of 2008 to 2.0 million liters at the end of 2009. Additional reactors will be installed after the completion of the current phase of expansion in the first half of 2010.

•	Increased total headcount from 1,171 employees at the end of 2008 to 1,585 at the end of 2009.

•

Diversified the Company’s customer base and built a solid foundation that will allow the Company to diversify its product mix from traditional chemical intermediates manufacturing into downstream Active Pharmaceutical Ingredients (APIs) for the pharmaceutical industry and Active Ingredients (AIs) for the agrochemical industry.

•

Received technology grants from the central and local governments for four out of the six manufacturing subsidiaries of the Company. Grants totaled RMB 10.0 million in the year 2009 – a strong recognition of the Company’s leading position in different technologies in many industrial fields in which the Company is actively involved.

•	Increased the number of approved patents from 6 at the end of 2008 to 11 by the end of 2009. The Company currently has 28 approved and pending approval patents.

First Quarter 2010 Guidance

•

Sales are expected to reach between RMB 205 million to 210 million in the first quarter of 2010, which would represent an increase of between 2.3% and 4.8% from the first quarter of 2009 and an increase of between 15.8% and 18.6% from the fourth quarter of 2009. The increase is primarily expected to be driven by a strong recovery in demand in various end markets that incorporate the Company’s products.

•	Gross profit margin is expected to be at the Company’s normal operational level of above 40%.

Declaration of Dividend

•

The Company plans to maintain an annual dividend policy, as we discussed in the IPO prospectus, of distributing a portion of our annual net income to shareholders. The Company’s board of directors has declared the issuance of its 2009 dividend of $0.003 per ordinary share ($0.18 per ADS), payable on April 21, 2010 to shareholders of record as of March 31, 2010. However, the declaration, amount and payment of future dividends to holders of common stock will be at the discretion of the board of directors and will depend upon many factors, including, capital requirements, cash flow trends, financial condition, earnings, alternate investment opportunities, legal requirements, regulatory constraints, industry practice and other factors that the board of directors deems relevant.

Completion of Share Repurchase Program

•	The Company has substantially completed its share repurchase plan announced on September 29, 2009. The total funds used in the share repurchase plan were US$ 1.2 million.

Dr. Jianhua Yang, Chairman and CEO of Chemspec, commented, “2009 was clearly a difficult year for the global economy. A strong retreat in consumer demand affected the electronics markets that we supply, and unfavorable weather patterns had an impact on most agrochemical end markets. While 2009 presented a number of obstacles that we needed to overcome, it also presented an opportunity for us to prepare for future challenges.

“We remain the leader in terms of chemical process research and development in China and are highly competitive compared to our global peers. We also continue to deepen our relationships with a growing number of customers around the world.

“We devoted considerable time and effort over the past year on improving our internal operations in order to set a more solid foundation for future development. Although we just emerged from an extremely challenging year, we believe we have completed a series of projects and initiated others, as discussed above, which will strengthen our internal operations and will allow us to more effectively deal with challenges that we will face in the future.”

Mr. Bing Zhu, Chief Financial Officer of Chemspec, commented, “Given the tough environment in 2009, we took a conservative look at our inventory at year-end and decided to take a provision of RMB 14.7 million to write down the value of some of our obsolete inventories. This is a specific year-end non-cash charge, and we believe it reflects the realities of our current business. However, our financial position remains strong, and excluding the write down, our gross margins in the fourth quarter of 2009 would have stayed roughly in line with prior periods.”

“In terms of financial performance, we believe we began to experience a positive turn-around in early 2010 as we started to see a recovery in demand in various end markets that incorporate our products. Our guidance for first quarter 2010 sales would represent a record for that period. Although there are still some visibility issues in terms of demand in the coming quarters for some of our products, we have a high degree of confidence that we can achieve quarter-over-quarter sales growth in the next few quarters based on our usual seasonal quarterly-sales fluctuations, our understanding of global market trends in 2010 as well as feedback from our long-term and new customers.”

“We decided to issue our first annual dividend for fiscal year 2009 after we completed the share repurchase program that was announced in September 2009 with only US$ 1.2 million in funds used. Although 2009 was a difficult year in terms of financial performance, we were still able to generate a strong stream of cash from our operations. This dividend shows the management’s confidence in our financial position and operational cash generating capabilities in the years to come. We plan to maintain a dividend policy, as we discussed in the IPO prospectus, of distributing a portion of our annual net income when the management and board feel it is the best use of cash. We believe it is important to allow our shareholders to participate in our results in a direct and tangible way in future years.”

Fourth Quarter 2009 Financial Results

Total Sales

For the three months ended December 31, 2009, the Company generated total sales of RMB 177.1 million (US$25.9 million), a decrease of 36.4% from the fourth quarter of 2008 and a decrease of 16.2% from the third quarter of 2009. The decrease in the fourth quarter of 2009 mainly reflects weak sales of agrochemical products.

Gross Profit and Gross Margin

Gross profit was RMB 63.0 million (US$9.2 million), a decrease of 46.7% from the fourth quarter of 2008 and a decrease of 29.5% from the third quarter of 2009. Gross margin was 35.6% in the fourth quarter of 2009. Due to the extremely difficult market situation in 2009, the Company took a conservative look at our inventory at year-end and decided to take a provision of RMB 14.7 million to write down the value of some of our obsolete inventories. Excluding the write-down, gross profit margin would have been 43.9% for the fourth quarter of 2009, which is roughly in line with 42.5% in the fourth quarter of 2008 and 42.3% in the third quarter of 2009.

Operating Expenses

Selling expenses and general and administrative expenses were RMB 23.6 million (US$3.5 million) during the fourth quarter of 2009, representing an increase of 11.1% from RMB21.3 million in the fourth quarter of 2008 and an increase of 21.4% from RMB 19.4 million in the third quarter of 2009. The increase compared to the fourth quarter of 2008 was mainly due to higher professional and other expenses related to being a publicly traded company along with depreciation expenses that started following the Company’s move into a new headquarters. The increase compared to the third quarter of 2009 was mainly due to staff salaries and professional expenses.

Research and development (R&D) expenses decreased by 22.9% to RMB 8.0 million (US$1.2 million) during the fourth quarter of 2009 from RMB 10.4 million in the fourth quarter of 2008 and increased by 13.3% from RMB 7.1 million in the third quarter of 2009. The decrease compared with the same period in 2008 was primarily due to a decrease in material consumption. Compared to the third quarter of 2009, the increase was mainly due to higher staff salaries.

Income from operations and earnings before income taxes

As a result of the factors mentioned above, income from operations was RMB 28.6 million (US$4.2 million) and earnings before income taxes were RMB 29.0 million (US$4.3 million) in the fourth quarter of 2009, decreases of 66.6% and 65.5%, respectively, from the fourth quarter of 2008, and decreases of 53.8% and 53.6%, respectively, from the third quarter of 2009.

Net income attributable to Chemspec International Limited shareholders

Net income attributable to Chemspec International Limited shareholders was RMB 34.8 million (US$5.1 million) in the fourth quarter of 2009, a decrease of 50.5% from the fourth quarter of 2008 and a decrease of 33.5% from the third quarter of 2009. The decrease in net income attributable to Chemspec International Limited shareholders was mainly caused by the decrease in sales and the one-time year-end inventory write-down.

Basic and diluted earnings per ADS were RMB 0.96 (US$0.14), as compared to RMB 2.34 in the fourth quarter of 2008 and RMB 1.44 in the third quarter of 2009.

Full Year 2009 Financial Results

Total Sales

For the twelve months ended December 31, 2009, the Company generated total sales of RMB 820.3 million (US$120.2 million), a decrease of 13.0% from 2008. The decrease was mainly due to weak demand in the Company’s end markets, primarily as a result of the global financial crisis.

Gross Profit and Gross Margin

Gross profit was RMB 324.7 million (US$47.6 million), a decrease of 17.6% from 2008, due primarily to reduced sales in electronic chemicals in the first quarter of 2009 and reduced sales in agrochemicals in the third and fourth quarter of 2009.

Operating Expenses

Total operating expenses were RMB119 million (US$17.4 million), which compares to RMB 100.5 million (US$14.7 million) in 2008. The increase was primarily due to higher personnel salaries for experienced senior level employees, higher depreciation since we moved into new headquarters and R&D buildings, and other consulting and audit fees associated with being a publicly-listed company.

Income from operations and earnings before income taxes

Income from operations totaled RMB 207.5 million (US$30.4 million), compared to RMB294.5 (US$43.1 million) in 2008.

Net income attributable to Chemspec International Limited shareholders

Net income attributable to Chemspec International Limited shareholders for fiscal year 2009 was RMB 172.4 million (US$25.3 million), a decrease of 44.8 % from RMB 312.4 million (US$45.8 million) in 2008. Excluding the non-recurring income tax refund of RMB 58.8 million received in 2008, the net income attributable to Chemspec International Limited shareholders for fiscal year 2009 would have a decrease of 32.0% from the prior year mainly due to the lower total sales, lower annual average gross profit margin as well as higher effective income tax rate.

Basic and diluted earnings per ADS for fiscal year 2009 were RMB 5.18 (US$ 0.76) and RMB 5.18 (US$0.76), compared to RMB 10.41 and RMB 10.40 in 2008.

Balance Sheet

As of December 31, 2009, the Company had RMB 351.1 million (US$51.4 million) in cash, as compared to RMB 180.6 million as of December 31, 2008. The increase in the Company’s cash was primarily due to the proceeds of approximately RMB389.0 million (US$57.0 million) from the Company’s IPO in June 2009.

The Company’s year-end 2009 inventory level increased to RMB 271.4 million (US$39.8 million) from RMB 218.3 million as of December 31, 2008. The increase reflects a change in the Company’s product mix as a strong recovery in demand started in early 2010 for the Company’s specialty chemical products used in the electronics field. As Chemspec’s products in this field are technically highly complex and involve a long in-house production cycle, management expects the average inventory level to be approximately RMB 300 million in year 2010.

As the Company acquired the remaining non-controlling shares of Jiangsu Wei Er Chemicals Co., Ltd. and 100% of the shares of Jiangsu Kangpeng Nong Hua Limited (elaborated in section below) as well as repurchased a certain number of shares from the open market in the fourth quarter of 2009, the total equity of the Company reduced to RMB 1,192.3 million at the end of the fourth quarter of 2009 from RMB 1,228.5 million at the end of the third quarter of 2009, after netting off the net income from the fourth quarter of 2009.

Adjustment to Financial Statements to Reflect Acquisition of Jiangsu Kangpeng Nong Hua Limited

Chemspec acquired 100% equity interest of Jiangsu Kangpeng Nong Hua Limited, or Kangpeng Nong Hua, in November 2009 for RMB 25 million in cash. Since the Company’s Chairman and CEO, Dr. Yang, owned more than 50% of the voting rights of both the Company and Kangpeng Nong Hua as of the date of the acquisition, the acquisition was considered a combination between entities under common control in accordance with ASC Topic 805. Therefore, the Company’s consolidated financial statements have been retrospectively adjusted to reflect the combined entities for the periods during which the entities were under common control.

Accordingly, the Company’s balance sheet as of December 31, 2008 and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for the year ended December 31, 2008 have been retrospectively adjusted to reflect the combined entities for the periods during which the entities were under common control. The effects of the change to the Company’s financial statements are as follows:

RMB’000	December 31, 2008						December 31, 2009
	As Originally Reported		As Adjusted		Effect of Change		As computed excluding Kangpeng Nong Hua		As reported including Kangpeng Nong Hua		Effect of Change
Total assets		1,014,880		1,063,457		48,577		1,551,565		1,575,283		23,718
Total equity		729,171		745,213		16,042		1,207,143		1,192,260		(14,883)

	Year ended December 31, 2008						Year ended December 31, 2009
	As Originally Reported		As Adjusted		Effect of Change		As computed excluding Kangpeng Nong Hua		As reported including Kangpeng Nong Hua		Effect of Change
Net income		317,905		316,668		(1,237)		183,078		177,152		(5,926)
Total comprehensive income		320,342		319,105		(1,237)		183,133		177,207		(5,926)
Revenue		944,854		942,487		(2,367)		821,081		820,295		(786)
Earnings per share	RMB	0.17	RMB	0.17	RMB	0.00	RMB	0.09	RMB	0.09	RMB	0.00

Conference Call Details

The company will host a conference call and live webcast to discuss its fourth quarter results and forward outlook at 8:00 am Eastern Time (9:00 pm Beijing time) on Thursday, March 11 2010.

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+1-718- 254-1231
- Mainland China Toll Free Number:	800-819-0121 (land line)
400-620-8038 (Mobile)
- Hong Kong Toll Free Number:	852-2475-0994
- Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec’s website at http://www.chemspec.com.cn.

A telephone replay of the call will be available after the conclusion of the conference call through midnight, March 18, 2010, Eastern Time.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number	+1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID:	60804122

Chemspec International Limited

Unaudited Consolidated Balance Sheets

	December 31, 2008 RMB’000	December 31, 2009 RMB’000	December 31, 2009 USD’000
	(as adjusted)
ASSETS
Current assets
Cash	180,602	351,097	51,436
Pledged bank deposits	21,536	37,919	5,555
Accounts receivable, net	136,664	94,154	13,794
Bills receivable	—	1,327	194
Inventories	218,263	271,434	39,765
Prepayment and other receivables	24,597	38,738	5,675
Amounts due from related parties	2,500	64	9
Deferred income tax assets	344	3,424	502

Total current assets	584,506	798,157	116,930
Investment in an affiliate	—	13,296	1,948
Property, plant and equipment, net	405,180	699,181	102,431
Land use rights	55,175	56,064	8,213
Intangible assets	947	839	123
Goodwill	7,446	7,446	1,091
Deferred offering costs	9,843	—	—
Deferred income tax assets	360	300	44

Total assets	1,063,457	1,575,283	230,780

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	65,000	—	—
Accounts payable	81,382	81,870	11,994
Bills payable	27,562	49,738	7,287
Amounts due to related parties	51,246	23,659	3,466
Accrued expenses and other payables	65,413	183,266	26,849
Income taxes payable	6,395	1,298	190

Total current liabilities	296,998	339,831	49,786
Bank borrowings	—	10,000	1,465
Deferred income tax liabilities	15,680	18,056	2,645
Deferred income	5,566	15,136	2,217

Total liabilities	318,244	383,023	56,113
Equity
Ordinary shares: HK$ 0.01 par value; 20,000,000,000 shares authorized as of December 31, 2008 and December 31, 2009; 1,800,000,000 and 2,167,620,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively	18,446	21,686	3,177
Additional paid-in capital	39,213	326,948	47,898
Statutory reserves	45,837	63,422	9,291
Accumulated other comprehensive income	6,749	6,803	997
Retained earnings	619,888	767,393	112,424

Total Chemspec International Limited shareholders’ equity	730,133	1,186,252	173,787
Non-controlling interests	15,080	6,008	880

Total equity	745,213	1,192,260	174,667

Total liabilities and equity	1,063,457	1,575,283	230,780

Chemspec International Limited

Unaudited Quarterly Consolidated Statements of Income

	Three-month periods ended
	Dec 31		Sept 30		Dec 31		Dec 31
	2008		2009		2009		2009
	RMB’000		RMB’000		RMB’000		USD’000
	(as adjusted)		(as adjusted)
Sales		278,394		211,305		177,050		25,938
Cost of sales		(160,036)		(121,848)		(114,022)		(16,704)

Gross profit		118,358		89,457		63,028		9,234
Selling expenses		(2,658)		(2,405)		(2,817)		(413)
General and administrative expenses		(18,597)		(17,044)		(20,792)		(3,046)
Research and development expenses		(10,387)		(7,074)		(8,012)		(1,174)
Other operating expenses		(1,575)		(1,297)		(3,380)		(495)
Other operating income		620		311		236		35
Government grants		—		11		362		53

Income from operations		85,761		61,959		28,625		4,194
Other income (expenses):
Equity in loss of an affiliate		—		(85)		(91)		(13)
Interest income		991		467		482		70
Interest expense		(1,007)		(418)		(309)		(45)
Foreign currency exchange (loss) gain, net		(1,657)		220		230		34
Other income		67		376		91		13

Earnings before income taxes		84,155		62,519		29,028		4,253

Income tax (expense) benefit		(11,565)		(11,427)		6,169		903

Net income		72,590		51,092		35,197		5,156
Net (income) loss attributable to non-controlling interests		(2,345)		1,200		(433)		(63)

Net income attributable to Chemspec International Limited shareholders		70,245		52,292		34,764		5,093

Basic earnings per share	RMB	0.04	RMB	0.02	RMB	0.02	USD	0.00

Diluted earnings per share	RMB	0.04	RMB	0.02	RMB	0.02	USD	0.00

Basic earnings per ADS	RMB	2.34	RMB	1.44	RMB	0.96	USD	0.14

Diluted earnings per ADS	RMB	2.34	RMB	1.44	RMB	0.96	USD	0.14

Chemspec International Limited

Unaudited Annual Consolidated Statements of Income

	Years ended
	December 31, 2008 RMB’000		December 31, 2009 RMB’000		December 31, 2009 USD’000
	(as adjusted)
Sales		942,487		820,295		120,173
Cost of sales		(548,543)		(495,584)		(72,603)

Gross profit		393,944		324,711		47,570
Selling expenses		(11,898)		(11,245)		(1,647)
General and administrative expenses		(58,947)		(69,871)		(10,236)
Research and development expenses		(27,483)		(30,913)		(4,529)
Other operating expenses		(2,188)		(7,145)		(1,047)
Other operating income		1,012		953		140
Government grants		50		971		142

Income from operations		294,490		207,461		30,393
Other income (expenses):
Equity in loss of an affiliate		—		(176)		(26)
Interest income		2,116		2,296		336
Interest expense		(2,746)		(2,149)		(315)
Foreign currency exchange loss, net		(9,514)		(1,961)		(286)
Other income		82		519		76

Earnings before income taxes		284,428		205,990		30,178

Income tax benefit (expense)		32,240		(28,838)		(4,225)

Net income		316,668		177,152		25,953
Net income attributable to non-controlling interests		(4,307)		(4,721)		(692)

Net income attributable to Chemspec International Limited shareholders		312,361		172,431		25,261

Basic earnings per share	RMB	0.17	RMB	0.09	USD	0.01

Diluted earnings per share	RMB	0.17	RMB	0.09	USD	0.01

Basic earnings per ADS	RMB	10.41	RMB	5.18	USD	0.76

Diluted earnings per ADS	RMB	10.40	RMB	5.18	USD	0.76

Chemspec International Limited

Unaudited Consolidated Statements of Cash Flows

	Dec 31, 2008 RMB’000	Dec 31, 2009 RMB’000	Dec 31, 2009 USD’000
	(as adjusted)
Cash flows from operating activities
Net income	316,668	177,152	25,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	24,700	37,204	5,450
Land use rights	998	1,132	166
Amortization of intangible assets	27	108	16
Loss on disposal of property, plant and equipment	1,424	6,505	953
Equity in loss of an affiliate	—	176	26
Bad debt expense	(241)	64	9
Write-down of inventories	1,090	14,696	2,153
Unrealized foreign exchange loss, net	1,573	93	14
Gain on transfer of land use right to an affiliate	—	(290)	(42)
Share-based compensation	17,917	15,443	2,262
Deferred income tax expense (benefit)	16,024	(644)	(94)
Changes in operating assets and liabilities net of effects of divestiture of a subsidiary and acquisitions of equity interest in subsidiaries:
Pledged bank deposits related to purchase of inventory	(17,587)	994	146
Inventories	(80,490)	(67,867)	(9,942)
Accounts receivable	(48,158)	42,354	6,205
Bills receivable	—	(1,327)	(194)
Prepayment and other receivables	13,658	(14,141)	(2,072)
Accounts payable	12,691	488	71
Bills payable related to purchase of inventory	14,084	(5,158)	(756)
Accrued expenses and other payables	15,730	13,424	1,967
Income taxes payable	(1,729)	(5,097)	(747)

Net cash provided by operating activities	288,379	215,309	31,544

Cash flows from investing activities
Capital expenditures, including interest capitalized	(127,846)	(231,727)	(33,949)
Proceeds from the sale of a subsidiary	3,420	—	—
Proceeds from sale of property, plant and equipment	200	—	—
Investment in an affiliate	—	(11,225)	(1,644)

Non-interest bearing advances to related parties	(30,900)	—	—
Non-interest bearing advances repaid by related parties	48,480	2,436	357
Net cash assumed from acquisition of subsidiaries	11,988	—	—
Payments for land use rights	(17,517)	—	—
Pledged bank deposit related to purchase of property, plant and equipment	—	(17,377)	(2,546)

Net cash used in investing activities	(112,175)	(257,893)	(37,782)

Cash flows from financing activities
Acquisition of additional equity interest in subsidiaries	(8,000)	(17,500)	(2,564)
Capital contributions to a subsidiary by a non-controlling interest shareholder	—	1,600	234
Proceeds from issuance of ordinary shares	—	389,022	56,992
Payments for initial public offering costs	(9,843)	(52,775)	(7,732)
Proceeds from bank loans	70,000	25,000	3,663
Repayments of bank loans	(50,000)	(80,000)	(11,720)
Repurchase of ordinary shares		(8,134)	(1,192)
Dividend paid by a subsidiary to non-controlling interest shareholders	—	(2,500)	(366)
Proceeds from non-interest bearing borrowings from related parties	20,400	—	—
Repayments of non-interest bearing borrowings from related parties	(75,380)	(41,687)	(6,107)

Net cash (used in) provided by financing activities	(52,823)	213,026	31,208

Effect of foreign currency exchange rate changes on cash	292	53	8

Net increase in cash	123,673	170,495	24,978
Cash at beginning of period	56,929	180,602	26,458

Cash at end of period	180,602	351,097	51,436

Supplemental disclosures of cash flow information:
Income taxes paid	12,725	34,579	5,066
Income taxes refund	58,767	—	—
Interest paid, net of amounts capitalized	2,746	2,149	315

Supplemental schedule of noncash investing and financing activites:
Payable for purchase of property, plant and equipment	35,547	118,174	17,313
Payable for acquisitions of non-controlling interests in subsidiaries	—	48,500	7,105
Bills payable for purchase of property, plant and equipment	771	28,105	4,117
Land use right contributed to an affiliate	—	1,957	287

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Bing Zhu

Chief Financial Officer

Tel: 86-21-63638108

Email: ir@chemspec.com.cn

Christensen

In New York

Kathy Li

Tel: +1-212-618-1978

Email: kli@christensenir.com

In Hong Kong

Tip Fleming

Tel: +852-9212-0684

Email: tfleming@christensenir.com